UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Terra Nitrogen Company, L.P.

(Name of Issuer)

Common Units of Limited Partnership Interests

(Title of Class of Securities)

881005 20 1

(CUSIP Number)

Douglas C. Barnard

Vice President, General Counsel, and Secretary

CF Industries Holdings, Inc.

4 Parkway North, Suite 400

Deerfield, Illinois 60015

Telephone: (847) 405-2400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Brian W. Duwe

Richard C. Witzel, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

(312) 407-0700

June 30, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 881005 20 1		13D/A

1	Name of Reporting Person TERRA LP HOLDINGS LLC

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,889,014*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 13,889,014*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,889,014*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 75.1%*

14	Type of Reporting Person OO (Limited Liability Company)

* See Item 5.

CUSIP No. 881005 20 1		13D/A

1	Name of Reporting Person TERRA NITROGEN CORPORATION (Solely due to an indirect ownership of 13,889,014 Common Units through its wholly owned subsidiary, Terra LP Holdings LLC)

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,889,014*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 13,889,014*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,889,014*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 75.1%*

14	Type of Reporting Person CO

* See Item 5.

CUSIP No. 881005 20 1		13D/A

1	Name of Reporting Person TERRA CAPITAL, INC. (Solely due to an indirect ownership of 13,889,014 Common Units through its wholly owned subsidiary, Terra Nitrogen Corporation)

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,889,014*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 13,889,014*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,889,014*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 75.1%*

14	Type of Reporting Person CO

* See Item 5.

CUSIP No. 881005 20 1		13D/A

1	Name of Reporting Person TERRA CAPITAL HOLDINGS, INC. (Solely due to indirect ownership through its wholly owned subsidiary, Terra Capital, Inc.)

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,889,014*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 13,889,014*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,889,014*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 75.1%*

14	Type of Reporting Person CO

* See Item 5.

CUSIP No. 881005 20 1		13D/A

1	Name of Reporting Person TERRA INDUSTRIES INC. (Solely due to indirect ownership through its wholly owned subsidiary, Terra Capital Holdings, Inc.)

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,889,014*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 13,889,014*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,889,014*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 75.1%*

14	Type of Reporting Person CO

* See Item 5.

CUSIP No. 881005 20 1		13D/A

1	Name of Reporting Person CF INDUSTRIES, INC. (Solely due to an indirect ownership through its wholly owned subsidiary, Terra Industries Inc.)

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,889,014*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 13,889,014*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,889,014*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 75.1%*

14	Type of Reporting Person CO

* See Item 5.

CUSIP No. 881005 20 1		13D/A

1	Name of Reporting Person CF INDUSTRIES HOLDINGS, INC. (Solely due to an indirect ownership through its wholly owned subsidiary, CF Industries, Inc.)

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,889,014*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 13,889,014*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,889,014*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 75.1%*

14	Type of Reporting Person CO

* See Item 5.

CUSIP No. 881005 20 1	13D/A

Item 1.	Security and Issuer.

This Amendment No. 2 amends the statement on Schedule 13D dated April 15, 2010, as amended by Amendment No. 1 dated December 17, 2010 (as amended by this Amendment No. 2, this “Statement”) of the Reporting Persons relating to common units of limited partnership interests (the “Common Units”) of Terra Nitrogen Company, L.P., a Delaware limited partnership (“TNCLP”).  The principal executive offices of TNCLP are at 4 Parkway North, Suite 400, Deerfield, IL 60015-2590.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by the addition of the following paragraph as the third paragraph thereof:

“On June 30, 2011, each of TNC and Terra Capital transferred Common Units to LP Holdings as a contribution to LP Holdings’ capital.”

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by the addition of the following paragraph as the sixth paragraph thereof:

“On June 30, 2011, TNC and Terra Capital entered into a Contribution and Assumption Agreement (the “Contribution Agreement”) with LP Holdings.  Pursuant to the Contribution Agreement, (i) TNC contributed 1,707,172 Common Units to LP Holdings and (ii) Terra Capital contributed, on behalf of TNC, 2,716,600 Common Units to LP Holdings, each as a contribution to LP Holdings’ capital.”

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended by deleting the text thereof and replacing it with the following:

“LP Holdings is the direct beneficial owner of 13,889,014 Common Units, which represents approximately 75.1% of the outstanding Common Units.  By virtue of TNC’s ownership of all the outstanding membership interest of LP Holdings, it may be deemed to possess indirect beneficial ownership of the Common Units owned by LP Holdings.  By virtue of Terra Capital’s ownership of all the outstanding common stock of TNC, it may be deemed to possess indirect beneficial ownership of the Common Units owned by LP Holdings.

By virtue of its ownership of all the outstanding common stock of Terra Capital, Terra Holdings may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by LP Holdings. By virtue of its ownership of all the outstanding common stock of Terra Holdings, Terra may be deemed to possess indirect beneficial ownership of the

CUSIP No. 881005 20 1	13D/A

Common Units beneficially owned by LP Holdings.  By virtue of its ownership of all the outstanding common stock of Terra, CF Industries may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by LP Holdings.  By virtue of its ownership of all the outstanding common stock of CF Industries, CF Holdings may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by LP Holdings.

The filing of this Statement shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Statement other than securities owned of record by such Reporting Person.

Except as indicated in this Item 5 or as set forth below, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Annex A to this Statement owns beneficially, or has any right to acquire, directly or indirectly, any Common Units.”

Item 5(b) is hereby amended by deleting the text of the first and second paragraphs thereof and replacing them with the following:

“LP Holdings has the power to vote or direct the vote and the power to dispose of or direct the disposition of the 13,889,014 Common Units directly owned by LP Holdings.

By virtue of its ownership of all the outstanding membership interests of LP Holdings, TNC may be deemed to possess indirect beneficial ownership of the Common Units directly owned by LP Holdings and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units beneficially owned by LP Holdings. By virtue of its ownership of all the outstanding common stock of TNC, Terra Capital may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by LP Holdings and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units beneficially owned by LP Holdings. By virtue of its ownership of all the outstanding common stock of Terra Capital, Terra Holdings may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by LP Holdings and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units beneficially owned by LP Holdings. By virtue of its ownership of all the outstanding common stock of Terra Holdings, Terra may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by LP Holdings and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units beneficially owned by LP Holdings.  By virtue of its ownership of all the outstanding common stock of Terra, CF Industries may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by LP Holdings and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units beneficially owned by LP Holdings.  By virtue of its ownership of all the outstanding common stock of CF Industries, CF Holdings may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by LP Holdings and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units beneficially owned by LP Holdings.”

CUSIP No. 881005 20 1	13D/A

Item 5(c) is hereby amended by deleting the text of the first paragraph thereof and replacing it with the following:

“On June 30, 2011, TNC and Terra Capital entered into the Contribution Agreement with LP Holdings.  Pursuant to the Contribution Agreement, (i) TNC contributed 1,707,172 Common Units to LP Holdings and (ii) Terra Capital contributed, on behalf of TNC, 2,716,600 Common Units to LP Holdings, each as a contribution to LP Holdings’ capital.”

Item 7.	Material to be Filed as Exhibits.
The following document is filled as an exhibit:
Exhibit 1

Contribution and Assumption Agreement, dated as of June 30, 2011, entered into by and among Terra Nitrogen Corporation, a Delaware corporation, Terra LP Holdings LLC, a Delaware limited liability company and Terra Capital Inc., a Delaware corporation.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2011

CF INDUSTRIES HOLDINGS, INC.

by:	/s/ Douglas C. Barnard
Name: Douglas C. Barnard
Title: Vice President, General Counsel, and Secretary

CF INDUSTRIES, INC.

by:	/s/ Douglas C. Barnard
Name: Douglas C. Barnard
Title: Vice President, General Counsel, and Secretary

TERRA INDUSTRIES, INC.

by:	/s/ Douglas C. Barnard
Name: Douglas C. Barnard
Title: Vice President and Secretary

TERRA CAPITAL HOLDINGS, INC.

by:	/s/ Douglas C. Barnard
Name: Douglas C. Barnard
Title: Vice President and Corporate Secretary

TERRA CAPITAL, INC.

by:	/s/ Douglas C. Barnard
Name: Douglas C. Barnard
Title: Vice President and Corporate Secretary

TERRA NITROGEN CORPORATION

by:	/s/ Douglas C. Barnard
Name: Douglas C. Barnard
Title: Vice President, General Counsel and Corporate Secretary

TERRA LP HOLDINGS LLC

by:	/s/ Douglas C. Barnard
Name: Douglas C. Barnard
Title: Vice President and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit Name

Exhibit 1

Contribution and Assumption Agreement, dated as of June 30, 2011, entered into by and among Terra Nitrogen Corporation, a Delaware corporation, Terra LP Holdings LLC, a Delaware limited liability company and Terra Capital Inc., a Delaware corporation.